FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               26 February 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Schedule 10 - Notification of Major Interests in Shares





1   Name of company:



International Power plc





2   Name of shareholder having a major interest:



Merrill Lynch Investment Managers Limited





3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:



As above





4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:



Nutraco Nominees Limited
(Designated & Undesignated)                 69,731,242



Merrill Lynch Pensions Nominees Limited
A/C NONCERT                                  5,605,846



Merrill Lynch Pensions Nominees Limited         5,000



Treasury of the Government
of the Isle of Man
A/C 5                                          545,362



Treasury of the Government
of the Isle of Man
A/C 10                                         242,131



Chase Nominees Limited                      14,551,458



Nortrust Nominees Limited                    9,937,434



Bank of New York Nominees Limited           11,242,044



Junction Nominees Limited                   13,508,768



State Street Nominees Limited                1,781,924



Morgan Nominees Limited                        820,311



Other Names                                  5,897,201





5   Number of shares/amount of stock acquired:



Not known





6   Percentage of issued class:



Not known





7   Number of shares/amount of stock disposed:



Not known





8   Percentage of issued class:



Not known





9   Class of security:



Ordinary shares of 50 pence each





10  Date of transaction:



Not known





11  Date company informed:



26 February 2003





12  Total holding following this notification:



133,868,721





13  Total percentage holding of issued class following this notification:



11.97%





14  Contact name for queries:



1.  Investors                             Grant Jones

2.  Media                               Aarti Singhal





15 Contact telephone number:



1.  44-207-320-8619

2.  44-207-320-8681





16  Name of company official responsible for making notification:



Stephen Ramsay - Company Secretary





17  Date of notification:



26 February 2003

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary